PANNONPLAST

INDUSTRIES PLC.
Chairperson - CEO
H-1225 Budapest, Nagytétényi út 216-218.
P.O.Box 51.
) 207-1928



02002673

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, 14th November, 2001

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

02 JAN 18 AM 8:29

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Flash Report on 1-3Q2001 operations and
Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

PANNONPLAST PLC
Flash Report on Q1-3 2001 Operations

PANNONPLAST prepared its Q3 2001 Flash Report based on its consolidated financial data in accordance with International Accounting Standards. The following financial statements are not audited.

1. SUMMARY

- **As a result of previous capacity enhancements and acquisitions, Pannonplast generated sales revenue of HUF 23,595 million in Q1-3 2001 (the growth is 25.5 % compared to Q1-3 2000). Gross margin was 28,8 %, or HUF 6,794 million (16.6 % growth).**
- **Despite the keen price competition and recession, the operating profit (EBIT) of the Company was HUF 1,855 million, 8.7 % higher than a year ago. The growth of the operating cash flow (EBITDA) is significant, 27.6 %.**
- **Due to the increase in financial expenses, the Company's net income is HUF 1,113 million, 89.3 % of that in Q1-3 2000.**
- **The consolidated value of the Company's fixed assets is HUF 21,493 million, 36.6 % higher than in Q1-3 2000. Pannonplast's long term debt increased by HUF 4,728 million. Leverage is 64.5 %.**
- **The Company allocated HUF 4.2 billion on investments and improvements at subsidiaries during Q1-3 2001. Pannonplast purchased 30 % business share in Pannunion, completed the building of a thermoforming production hall and a warehouse. Continued the restructuring and development program at Pannon Aldra and extention of special technologies at Moldin.**
- **On the basis of detailed analysis of the Q3's performance (which is lower than expected and than it was in the previous years) and considering Q4's opportunities, Company changed its annual forecast. At the same time the Company makes definite steps to increase efficiency and improve effectiveness.**

2. DATA SUMMARY

	30.09.2001 (HUF million)	*30.09.2000 (HUF million)*	*Index (%)*
Total Sales Revenues	23 595	18 800	125.5
Sales in foreign countries	7 532	6 860	109.8
- Revenue of foreign subsidiaries	31,9	36,5	
Operating Profit (EBIT)	1 855	1 706	108.7
Operating Cash Flow (EBITDA)	4 009	3 142	127.6
Income before tax	1 490	1 709	87.2
Net Income	1 113	1 247	89.3
Total Shareholders' Equity	17 664	16 797	105.2
Total Assets	35 227	27 730	127.0

3. ANALISYS OF THE INCOME STATEMENT

3.1. **The Company's Sales Revenues in Q1-3 2001 were HUF 23,595 million, 25.5 % or HUF 4.7 billion higher than those in the same period in 2000.** In the field of strategic alliances cluster, despite the given price reduction Pannonpipe was able to repeat the last quarter's figure but lagged behind the figure of the previous year's given period. Sales revenues at Pannon Aldra and Tu-Plast are increasing as a result of market introduction of their products.
At consumer packaging cluster the turnover of Interagropack was lower than that of last year's, because a big consumer started its own packaging material production. Unical's performance decreased in Q3 2001, the running-in of production can be expected after finishing new investments.
In the field of injection moulded parts the turnover more than doubled compared to last year's same period.
Moldin 2000's joining is one reason, which resulted a HUF 2.3 billion surplus revenue compared to the basis period. Due to decreasing demand for Philips' analogue video products, the Company's Q3 revenue could not reach the plan. Decrease of Hewlett-Packard purchase at Moldin was partly counterbalanced by Philips' increasing demand for monitors. Dexter's revenue lagged behind target due to lower orders and delayed delivery dead-lines caused by costumers.
The ratio of export sales is 32 %, 5bps lower than that in last year's same period due to slowly growing export opportunities. In order to make it comparable, the basis period's figure was corrected according to the new accounting regulations. So comparing the two periods' figures, the export sales grew by 9,8 %.

3.2. **Gross margin ratio deteriorated to 28.8 %,** from 31 % in the basis period and from 29.9 % last year. The reasons for deterioration of margin are the given price discounts to keep market share and increased proportion of moulded components. Price of raw materials used for moulded products are almost double than that of traditional plastics'. The increasing use of these results a specific increase in material costs and a decrease in margin ratio.
Pannonplast generated HUF 6,794 million Gross Profit in Q1-3 2001, 16.6 % higher than in the same period of 2000.

3.3. **Selling, General and Administrative Costs** increased by 12.4 %. As a result of strict cost management, ratio of these items improved by 2.4 %. The balance of **Other Revenues and Other Expenses** is HUF 127 million, as opposed to a HUF 160 million revenues in Q3 2000. The non-recurring net gain from selling properties realized a year ago does not occur this year. Substantial ratio of local taxes causes one-third of expenses. Due to Hungarian forint's high volatility the difference between FX loss and gain realized in change in suppliers and customers contributed to the increase in balance.
The Company's consolidated Operating Profit (EBIT) in Q1-3 2001 was HUF 1,855 million, or 8.7 % higher than a year ago. Pannonplast' operating cash flow (EBITDA) was HUF 4,009 million, the increase is HUF 867 million or 27.6 % compared to basis period.

3.4. In line with its financial policy, the Company is in net debt position. **Financial expenses is HUF 629 million.** Interests of debt are among expenses. **The financial income is HUF 327 million,** which includes partly interest income as well as realized FX gain on foreign currency debt and revaluation of foreign currency debt in September. The balance of financial operations is HUF 302 million net expense in Q1-3 2001, as opposed to a HUF 42 million net financial income in Q1-3 2000.

Operating earnings after interest and before extraordinary items and taxes is HUF 1,553 million, which is less by 11.2 % than it was in Q1-3 2000.

3.5. The Company's consolidated **Corporate Tax** is HUF 254 million, 5.9 % lower than a year ago. The effective tax rate increased by 1.2bps. **Minority interest** is HUF 123 million, which is less than it was in the basis period because of different ownership structure and efficiency of member companies.
As a result of the above mentioned, **PANNONPLAST's consolidated Net Income in Q1-3 2001 is HUF 1,113 million, which is 10.7 % lower than it was in Q1-Q3 2000.**

4. ANALYSIS OF THE BALANCE SHEET

4.1. The **Intangible Assets'** value increased, related to purchase know-how with the acquisition last year and information technology software purchase. Investments this year, acquisitions last year and settled amortization caused the observed HUF 4.7 billion, or 31.5 % increase in **Tangible Fixed Assets** net book value. The amount of investments this year is **HUF 4.2 billion.** Among the investments of Tangible Fixed Assets the most important ones are the amounts spent for new production hall at Pannunion, Unical and Moldin as well as for the running reorganization program at Pannon Aldra. In Q1-Q3 2001 the purchase of business share in Pannunion from the minority financial shareholder was settled. **The consolidated book value of group's Total Fixed Assets is HUF 21,493 million (a 36,6 % growth as compared to Q1-3 2000).**

4.2. The growth of both **Inventories** and **Accounts Receivable** is lower than top line growth, which is related to consistent working capital management. A substantial part of the increase is due to Moldin 2000 Plc. which did not occur in data of last year's basis period. **The Liquid Assets** decreased to 66.5 % of last year's figure because of financial needs of on-going investments.

4.3. **PANNONPLAST'S Shareholders' Equity was HUF 17,664 million.** The increase is 5.2 %, which is a common result of dividend payment, conversion loss of balance sheet registered in local currency at foreign subsidiaries as well as net income for the year. The ratio of shareholders' equity compared with total liabilities is 50.1 %.

4.4. **Long term liabilities increased by HUF 4,728 million compared to the basis period**, and by HUF 1,595 million compared to the level on 31 December 2000. This is due to financial needs of last year's acquisition and investments in Q1-3 2001. **Short term liabilities** increased by HUF 1,647 million, which financed working capital needs going with turnover expansion. The ratio of total debts compared to shareholders' equity is 64.5 %. Longer payment terms as well as obligations from current investment projects resulted the increase in **Accounts Payable**.

5. MAJOR CORPORATE EVENTS IN Q3 2001

5.1. Pannonplast became a 100% owner of Pannunion Ltd., after having purchased the 30% stake from the financial investor. The goal of the company is to strengthen its market leading position in a certain specialized product mix of the consumer packaging products and to ensure the establishment of further manufacturing capacity in Eastern-Europe.
At Pannunion in Szombathely the construction of a new thermoforming production hall and a warehouse were completed. The new establishment satisfies the rising

future quality and hygienic requirements of the food packaging industry. The capital expenditure of this year amounted to HUF 847 million.

5.2. At Pannon Aldra Ltd. the reorganization development program continues. This year's capital expenditure was HUF 654 million. As of 30 September, the company ceased the manufacturing of consumer products, including PVC flooring and reduced the workforce by 20%. The product mix was renewed. Due to the temporary drop in demand the market introduction is going on slower and requiring higher expenses than planned.

5.3. At Moldin Ltd. in Szombathely HUF 405 million was invested on development of special technologies as painting, component assembly and on the expansion of plant and warehouse hall. The development serves the fulfillment of the increasing demand for Philips LCD monitors.
The performance of Moldin's Budapest plant is affected by the announcement of Hewlett-Packard, according to which by the end of 1Q2002 they wish to relocate the manufacturing of printer components to the Far-East. This year the orders of HP decreased continually. The capacities, which were established and freed now, can be converted into the manufacturing of other products. The relevant measures are in progress. (Extraordinary Announcement of 24 October.)

5.4. Because of the contracting possibilities in the foreign and domestic markets, further due to the price competition caused by the competitors and the dynamically increasing import, the company needs to revise its annual earnings forecast. The company adjusts its costs and staff number to the market conditions and will publish the modified annual earnings forecast simultaneously with the present flash report (Extraordinary announcement of 14 November).

6. EMPLOYEES

Total number of employees in the PANNONPLAST Group was 2543 on 1 January and 2482 on 30 September 2001. The number of employees in Hungary was 2359 on 1 January and 2290 on 30 September, 2001.

7. CHANGES IN THE REGISTERED CAPITAL, MANAGEMENT AND ORGANIZATION OF THE COMPANY

7.1. The par value of registered capital of the Company was HUF 420,647,600 as of 30 September, 2001, no change has occurred compared to 30 June, 2001.

7.2. The Company held 43,281 pieces of treasury shares as of 30 September 2001, same as of 30 June.

7.3. Personal change: There was no change in the persons in senior positions and in the managing board of the Company in the third quarter.

Budapest, 14 November, 2001

Dr. Erzsébet Fehér
CEO and Chairwoman

The company is going to hold a press briefing for analysts and the press at its headquarters (1225 Budapest, Nagytétényi út 216-218) on 14 November 2001, 2:00pm .

Company name: PANNONPLAST Industries Plc.
Address: Budapest, Nagytétényi út 216-218. H-1225
Sector: Plastic processing
Period: 2001. Q1-3
Telephone: (36-1) 207-1808
Telefax: (36-1) 207-1464
E-mail: erika.jilling@pannonplast.hu
Investor relations: Ms. Erika JILLING

FINANCIAL DATA SHEETS

PK1. General Information Regarding Financial Data

	Yes	No
Audited		X
Consolidated	X	

Accounting Standards	Hungarian	IAS	Other
		X	

PK2. Subsidiaries Involved in Consolidation

Name	Shareholders/ Equity/Capital	Stake (%)	Voting rate	Listing[1]
Pannonpipe Ltd.	2873.5	50.0	50.0	J
Moldin Ltd.	2692.4	100.0	100.0	F
Pannunion Ltd.	2220.7	100.0	100.0	F
Pannon Aldra Ltd.	2070.0	50.0	50.0	J
Tu-Plast Ltd.	931.8	60.0	60.0	F
Dexter Plc.	868.0	88.5	88.5	F
Polifoam Ltd.	754.1	51.0	51.0	F
Moldin 2000 Plc.	710.0	100.0	100.0	F
Almand Ltd.	512.7	100.0	100.0	F
Pannon-Tara Ltd.	467.7	100.0	100.0	F
FCI Ltd.	420.0	52.4	52.4	F
Multicard Ltd.	400.0	100.0	100.0	F
Unical Ltd.	366.1	100.0	100.0	F
Interagropak Ltd.	327.2	51.0	51.0	F
Pannon-Effekt Ltd.	311.0	100.0	100.0	F
Kaposplast Ltd.	310.0	100.0	100.0	F
Recyclen Ltd.	216.8	100.0	100.0	F
MÜKI Ltd.	143.8	100.0	100.0	F
Pannonplast Maintenance Ltd.	41.2	100.0	100.0	F

[1] Fully Owned (F); Jointly Managed (J); Affiliated (A)

IAS consolidated BALANCE SHEET (non-audited; in HUF million)

	30.09.2001	30.09.2000	Index (%)
A. Total Fixed Assets	**21 493**	**15 732**	**136.6**
Intangible Assets	1 667	642	259.7
Tangible Fixed Assets	19 810	15 063	131.5
Investments	16	27	59.3
B. Total Current Assets	**13 734**	**11 998**	**114.5**
Inventories	4 457	3 617	123.2
Accounts Receivable	8 313	6 931	119.9
Securities, Cash and Deposits	964	1 450	66.5
TOTAL ASSETS	**35 227**	**27 730**	**127.0**
D. Total Shareholders' Equity	**17 664**	**16 797**	**105.2**
Share capital on Par Value	421	420	100.2
Capital Reserves, Retained Earnings	16 130	15 130	106.6
Net Income for the Year	1 113	1 247	89.3
Minority Interest	1 518	2 362	64.3
Deferred Income	121	50	242.0
F. Total Liabilities	**15 924**	**8 521**	**186.9**
Long Term Liabilities	6 767	2 039	331.9
Current Liabilities	9 157	6 482	141.3
- Accounts Payable	3 964	2 841	139.5
- Short Term Debt	4 625	2 951	156.7
- Other Current Liabilities	568	690	82.3
TOTAL S/E & LIABILITIES	**35 227**	**27 730**	**127.0**

PK4.

IAS consolidated INCOME STATEMENT (non-audited; in HUF million)

	30.09.2001	30.09.2000	index (%)
Sales	23 595	18 800	125.5
Cost of Sales	(16 801)	(12 972)	129.5
Gross margin	**6 794**	**5 828**	**116.6**
Selling, General & Administrative	(4 812)	(4 282)	112.4
Other Expenses	(545)	(341)	159.8
Other Revenues	418	501	83.4
A. Earning before Interest and Taxes	**1 855**	**1 706**	**108.7**
Income, Financial Operations	327	395	82.8
Expenses, Financial Operations	(629)	(353)	178.2
B. Result of Financial Operations	**(302)**	**42**	
C. Operating Profit before Tax	**1 553**	**1 748**	**88.8**
D. Non-operating Items	**(63)**	**(39)**	
E. Income before Tax	**1 490**	**1 709**	**87.2**
Income Tax	(254)	(270)	94.1
F. After Tax Income (without Minorities)	**1 236**	**1 439**	**85.9**
Minority interest	(123)	(192)	64.1
G. Net Income for the Period	**1 113**	**1 247**	**89.3**

IAS CONSOLIDATED CASH-FLOW STATEMENT (non-audited; in HUF million)

	30.09.2001	*30.09.2000*
After Tax Income	1 113	1 247
Depreciation	2 154	1 436
Change in Working Capital	(2 354)	(1 788)
Other Operating Adjustments	(2)	(543)
Cash from Operation	**911**	**352**
Purchase of Fixed Assets	(4 163)	(2 958)
Sale of Fixed Assets	183	803
Other Cash from Investment Activity	0	(2)
Cash from Investment Activity	**(3 980)**	**(2 157)**
Proceeds from Share Issue	0	0
Change in Long Term Debt	1 595	1 332
Change in Short Term Debt	1 238	171
Dividends Paid	(564)	(587)
Other Cash from Financing Activities	286	750
Cash from Financing Activities	**2 555**	**1 666**
Net Change in Cash	(514)	(139)
Cash on Hand, Beginning of Period	1 401	871
Cash on Hand, End of Period	**887**	**732**

PK6. Major Off-Balance-Sheet Items: There is no such item

DATA REGARDING SHAREHOLDING STRUCTURE AND OWNERSHIP:

RS1. Ownership Structure

Owned by	Total Shareholders' Equity			
	30. 09. 2001		01. 01. 2001	
	%	db	%	db
Local Institutions	18.30	769,933	10.15	425,964
Foreign Institutions	66.67	2,804,559	79.55	3,338,998
Local Private Individuals	12.48	524,707	7.06	296,446
Foreign Private Individuals	0.11	4,613	0.04	1,808
Employees, Executives	1.30	54,675	2.35	98,591
Treasury Shares	1.03	43,281	0.74	31,281
Government Body	0.11	4,708	0.11	4,525
International Development Institutions	-	-	-	-
Other	-	-	-	-
Total	100.00	4,206,476	100.00	4,197,613

RS2. Number of Treasury Shares in Current Year

1 January	31 March	30 June	30 September
31 281	43 281	43 281	43 281

RS3. Owners Holding 5% + of Shares (End of Period)

Name	Nationality[4]	Activity[5]	Shares held	Stake (%)	Remarks
Pictet & CIE A.G.	F	I	532,806	12.66	
EEDF Investments Ltd.	F	I	271,607	6.46	

[4] Domestic (D), Foreign (F)
[5] Custodian (C), State-owned (S), International Development Institution (ID), Institution (I), Private (P), Employee, officer (E)

DATA REGARDING THE COMPANY'S OPERATIONAL STRUCTURE

TSZ2. Number of Employees (persons)

30.09.2000	01.01.2001	30.09.2001
2141	2543	2482

TSZ3. Senior Executives and Employees in Strategic Positions

No change occurred in the company organisation structure, senior management and share ownership of officers.

DATA REGARDING EXTRAORDINARY ANNOUNCEMENTS

ST1. Extraordinary Announcements Published during the Period

There was no Extraordinary announcement in Q3 2001.

PANNONPLAST Plc.

Extraordinary announcement of Pannonplast's Board of Directors on the company's operation in 2001

According to the reporting obligations we hereby inform our shareholders about the followings:

Pannonplast's operation, too was effected unfavourably by the negative changes in domestic and foreign markets. According to Q1-3 2001 experiences, the Company is forced to revise its annual forecast. The sales revenues expectedly will not be lower than the forecasted HUF 33 billion, operating income will be modified from HUF 3 billion to HUF 2.3 billion, and expected value of the net income from HUF 2 billion to HUF 1.3 billion.

Among the negative effects one of the most important one is that in the third quarter market opportunities of the subsidiaries significantly contracted both in domestic and export markets and the companies were forced to grant considerable price discounts.

Main differences:

With maintaining sales revenues similar to last year's, Pannonpipe is expected to achieve a HUF 600 million lower income. The main reason for lagging behind the plan is the substantial price reduction to maintain the market of higher margin products (fittings). Other reasons for declining income are the composition of the sales channels and the change in the prices to be obtained. (The margin generating capacity of the projects and the wholesale trade declined.)

At Pannon Aldra the expenses in connection with its reorganization significantly surpass the plan. In the framework of renewing the product mix it was decided to cease the manufacturing of consumer products, including flooring. These expenses and the staff reduction of some 20% increased the loss. Due to drop in demand the increase in market share is going on more slowly than planned. The expected annual loss is HUF 550 million.
The shortfall in the result of the above two joint ventures affects the consolidated income of Pannonplast nearly by the amount of HUF 600 million.

At Moldin, decrease in Hewlett-Packard orders causes some HUF 1 billion shortfall in sales revenues on annual basis and a profit loss of nearly HUF 100 million compared to the plan. Steps concerning utilization of the company's free capacity by manufacturing other products are in process.

The customers of Dexter react to the recession of the global economy by delaying their developments resp. rescheduling their orders that cause a shortfall of some HUF 150 million in profit in the fields of mould making.

Despite declining market possibilities the company's operating profit (EBIT) is 8% higher compared to that of last year's. The increase in EBIT and FX gains on debts (HUF 100 million in Q1-3) were unable to compensate the increased interest burdens (HUF 300 million expected) of the debts raised for investments and acquisitions.

While the interest expenses emerge immediately, the impact of investments in the income growth will be shown delayed.

The company adjusts its economic activity to the current, and expected declining demand in the short-term by systematic cost reduction as well as by measures taken on the basis of the competitiveness analysis of the product mix. Within this, the company is forced to reduce the staff number and at the same time it streamlines the organization and the office management of the subsidiaries.
The development activity of the company together with the acquisitions serve the future, they are in line with the change in market trends and enhance the company's competitive advantage. Their impact will be shown by the improved profitability in the coming years.

We want to assure our shareholders that the management responsible for the corporate performance is making all efforts to ensure the stable and efficient operation amid unfavorable market conditions, creating the basis for a dynamic growth in the period of the coming economic recovery, at the same time.

The Board of Directors of Pannonplast Plc.

